Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copies of the disclosure letters that we filed today with the Philippine Stock Exchange, Inc. and Securities and Exchange Commission regarding certain discloseable events/information.

December 3, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

December 3, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,579 As of October 31, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 3, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.Item 4 (Resignation, Removal or Election of Registrant’s Directors or Officers)

Item 9 (Other Events)

At the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on December 3, 2020:

1.

The Board approved the retirement of Ms. June Cheryl A. Cabal-Revilla from her roles as Senior Vice President/PLDT Group Controller and Chief Sustainability Officer effective December 31, 2020.  Ms. Cabal-Revilla is also retiring from her role as Chief Financial Officer of Smart Communications, Inc. (SMART) effective December 31, 2020.  PLDT Group Chief Financial Officer and Chief Risk Management Officer, Ms. Anabelle L. Chua, will serve concurrently as Chief Financial Officer of SMART, effective January 1, 2021.

The aforementioned event is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operations.

2.

The Board approved the extension of the effective date of retirement from employment of Atty. Marilyn A. Victorio-Aquino, Senior Vice President, Chief Legal Counsel and Head of Corporate Affairs and Legal Services from January 1, 2021 to December 31, 2022;

3.

The Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending January 15, 2021, payable on January 15, 2021, to the holder of record on December 18, 2020.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2020, which are sufficient to cover the total amount of dividend declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT Inc. has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

December 3, 2020

Signatures

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

December 3, 2020